FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Closes Private Placement for Gross Proceeds of $415,500

July 2, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) announces that is has closed a non brokered private placement of 3,462,500 units (“Units”) at a price of $0.12 per Unit for aggregate gross proceeds of $415,500. Each Unit consisted of one common share of Freegold (“Common Share”) and one common share purchase warrant (“Warrant”).  Each warrant entitles the holder to acquire an additional  Common Share at a price of $0.20 at any time within 36 months of issuance.   The Units were sold to qualified purchasers in reliance upon exemptions and registration requirements of applicable securities legislation.  The proceeds from the sale of the Units will be used for general working capital requirements.   The TSX has conditionally accepted the placement.  The Common Shares and Warrants are subject to a four (4) month restricted period.

As indicated in its recent news releases, the Company is currently pursuing a number of alternatives in order to satisfy its various debt obligations and to provide additional working capital to the Company, as it currently does not have the ability to repay its existing secured loans. These include ongoing discussions with parties that have expressed an interest in the possible purchase of individual projects and in the possibility of business combinations. There is no assurance that the Company will be able to successfully conclude any such transaction or arrange financing sufficient to satisfy its creditors.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company.  The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in southern Idaho, a 93% interest in the Golden Summit gold project outside Fairbanks, Alaska, and near the Fort Knox gold mine, a 100% interest in the Rob gold project near the Pogo gold mine in the Goodpaster Mining District of Alaska, and has an exploration agreement with option to lease the Vinasale gold project in central Alaska.

For further information:

Mark Feeney – Investor Relations

1.604.786.2587

mfeeney@freegoldventures.com